Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 24, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 16, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Nova Minerals Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing 60 Ordinary Shares, no par value per share

Ordinary Shares, no par value per share*

Warrants, each whole warrant exercisable to purchase one American Depositary Share

* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi